

September 13, 2012

VIA U.S. MAIL AND FACSIMILE

Mary L. Cavanaugh
General Counsel
Forethought Life Insurance Company
300 N. Meridian St.
Indianapolis, IN 46204

> Re: Forethought Life Insurance Company Separate Account A
>   Initial Registration Statement on Form N-4
>   File Nos. 333-182946; 811-22726

Dear Ms. Cavanaugh:

The staff has reviewed the above-referenced registration statement, which the Commission received on July 31, 2012. We provided the registration statement a full review. Based on our review, we have the following comments on this filing. Page numbers refer to the courtesy copy of the registration statement, provided to the staff.

1. **General**

a. Please note that each filing has material information, including the names of the portfolio companies and their related fees and charges, missing. Please confirm that all missing information, including financial statements and exhibits, will be filed by a pre-effective amendment to the registration statement.

b. Please confirm supplementally that the contract name on the front cover page of the prospectus is and will continue to be the same as that associated with the EDGAR class identifier.

c. Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company's guarantees under the policy or whether the company will be primarily responsible for paying out on any guarantees associated with the policy.

2. Fee Table/Owner Periodic Expenses (p. 4)

a. Please clarify in footnote 3 to the fee table that the Premium Based Charge is assessed on each quarterly Contract Anniversary, as stated in Section 4.b. (p. 18).

b. Please revise the narrative to make it clear that the charges reflected are annual charges that are assessed on a daily basis.

3. Voting Rights (p. 8)

With respect to the last bullet in this section, please explain that as a result of proportional voting, the vote of a small number of contract holders could determine the outcome of a matter subject to a shareholder vote.

4. Substitutions, Additions, or Deletions of Funds (p. 8)

Please explain supplementally what is intended by the following statement "We may eliminate the shares of any of the Funds from the Contract for any reason."

5. Fixed Account (p. 9)

Please clarify what is intended by the following underlined statement. "We may restrict your ability to allocate Contract Value or Premium Payments to the Fixed Account (*and vice versa*) at any time at our discretion." (Emphasis supplied.)

6. How are Premium Payments applied to your Contract? (p. 11)

In the discussion of limitations on additional premiums, please also make reference to the fact that the election of certain riders may further limit a Contract Owner's ability to make subsequent premium payments. (*See* the section "Are there restrictions on the amount of subsequent Premium Payments?" in the discussion of all the optional riders.)

7. Charges and Fees/Premium Based Charge (p. 18)

a. Please include examples to illustrate how the CDSC and Premium Based Charges are expected to work together in the case of a full Surrender of either B or L shares and, if added to the Appendix, please include a cross-reference to such disclosure.

b. Please clarify supplementally whether the Premium Based Charge is also deducted upon Partial Withdrawals, upon annuitization, or upon the death of the Owner and, if so, please include disclosure to that effect in this section.

8. Charges and Fees/CDSC (p. 19)

a. In the paragraph beginning "The following are NOT subject to a CDSC," the first bullet point refers to the term "RGP." As this term only appears once in the prospectus, for ease, please consider using the full term "remaining gross premium".

b. In the same paragraph, the second bullet point refers to "Lifetime Annual Payments." As this term appears here for the first time, please include a brief description of the term or, alternatively, please provide a cross-reference to the definition of this term in the Glossary.

9. Surrenders and Partial Withdrawals/After the Annuity Commencement Date (p. 21)

a. In the first paragraph of this subsection, please clarify whether state premium taxes are deducted from the Commuted Value paid out upon Contract termination.

b. The third paragraph of this subsection (beginning "Not all Annuity Payout Options" appears to include a material typographical error. Please review and revise as necessary.

10. Death Benefits (pp. 24-35)

a. *General (comments apply to all optional Death Benefits)*

   i. Please specify in the "Objective" section whether Premium Payments or Contract Value are minus any applicable Premium Based Charges.

   ii. Please clarify that if a Contract Owner does not elect a Guaranteed Lifetime Withdrawal Benefit, all withdrawals are considered to be excess withdrawals.

   iii. Please bold the second paragraph in the subsection "When can you buy the rider?" (Note: This comment also applies to the corresponding subsections of the optional withdrawal benefit riders.)

   iv. Please specify in the subsection "Is the rider designed to pay you Death Benefits?" whether Premium Payments or Contract Value are minus any applicable Premium Based Charges.

   v. In the subsection "What effect do Partial Withdrawals have on your benefits under the rider?", please bold the paragraph beginning "Excess Withdrawals will reduce your Death Benefit on a proportionate basis." In addition, for the Return of Premium Death Benefit at p. 25, please include a cross-reference to the example in the Appendix illustrating the relevant calculation.

   vi. In the subsection "What happens if you change ownership?", please clarify that an ownership change as the result of Spousal Continuation will *not* terminate the rider.

Please include similar clarifying disclosure in the corresponding subsections of the optional withdrawal benefit riders (at pp. 38 and 44).

vii. In the subsection "Can your Spouse continue your Death Benefit?", please include a brief description of the conditions for Spousal Continuation under the "Spouse Beneficiary" provision of the Contract.

b. *Return of Premium*

Are there restrictions on how you must invest? (p. 25): Please clarify whether the right to impose investment restrictions applies to current Owners of the rider or only to new rider Owners after the imposition of the investment restrictions.

c. *Legacy Lock*

i. Objective (p. 28): According to the disclosure in section 5.b., it appears that Return of Premium Death Benefit will always be equal to or greater than Contract Value. Therefore, please explain supplementally the circumstances under which Contract Value might be greater than Return of Premium Death Benefit. In addition, please clarify whether the term "Return of Premium" in the Legacy Lock Example at App A-9-10 is intended to mean "Return of Premium Death Benefit."

ii. How is the charge for this rider calculated? (p. 29): The first sentence of this subsection conflicts with the first sentence of the subsection that immediately follows ("Is the rider designed to pay you a Death Benefit?"). Please review and revise accordingly.

iii. What effect do Partial Withdrawals have on your benefits under the rider? : In the first sentence at the top of p. 30, the phrase "*If* you elect another optional rider…" (emphasis added) does not appear to apply, since either Future6 or Daily Income Lock *must* be selected with Legacy Lock. Please review and revise accordingly.

iv. Are there restrictions on how you must invest? (p. 39): Please confirm supplementally the accuracy of the underlined statement. "Conversely, if equity markets perform poorly, you may benefit from, among other things, the potential Contract Value preservation *and comparatively lower fees associated the Personal Protection Portfolios*." (Emphasis supplied.) The same comment also applies to the corresponding section for Daily Lock Income Benefit (*see* p. 46).

d. *Maximum Daily Value*

Objective (p. 31): In the first sentence, please change the phrase "greatest of" to "greater of."

11. Optional Withdrawal Benefits (pp. 35-47)

a. *General (comments apply to both Future6 and Daily Lock Income Benefit riders)*

  i. Please bold the second paragraph in the subsection "When can you buy this rider?", beginning "If you elect this rider at any time…."

  ii. In the third paragraph of the subsection "How is the charge for the rider calculated?" (beginning "If the rider is terminated…."), please clarify the effect of a Spousal Continuation on the rider charge.

  iii. In both riders' "Withdrawal Base" subsections, the prospectus reserves the right to impose an annual Withdrawal Base Cap on the sale of new Contracts only. Please note that if the Registrant intends to implement an annual (or daily) Withdrawal Base Cap, we expect a discussion of this cap to be prominently disclosed in the summary of the optional benefit.

  iv. For clarity, please include the full name of the term "FWA" in the "Withdrawal Base" subsection (the sentence beginning, "Partial Withdrawals taken during any Contract Year that cumulatively exceed the FWA…."), since that term's full name last appeared on p. 14 of the prospectus.

  v. In the subsection "Is the rider designed to pay you withdrawal benefits for your lifetime?", please state that "Minimum Income Age" is 59 1/2, as set forth in the Glossary.

  vi. In the same subsection, the prospectus states that Lifetime Annual Payments may reset on any of several named events, including "[a] change of Owner, including Spousal Continuation." However, the prospectus states elsewhere that a change in ownership will terminate the rider. Therefore, please explain supplementally what kinds of ownership changes, in addition to Spousal Continuation, may result in a reset rather than in termination of the rider.

  vii. In the subsection "What happens if you change ownership?", please clarify that an ownership change as the result of Spousal Continuation will *not* terminate the rider.

  viii. The first sentence of the bolded fifth paragraph of the subsection "Are there restrictions on how you must invest?" states that upon rider reinstatement, "your Premium Payments will be reset to equal the lower of the Contract Value as of the Valuation Day of the reinstatement or the Premium Payments prior to the termination." Since the term "Premium Payments" refers to a set amount of money provided by the Owner and not an amount that is subject to fluctuation, the meaning of this sentence is unclear. Please clarify in the disclosure what is meant by the term "Premium Payments." For example, does this refer to Premium Payments less withdrawals? Also, please explain how this reset would work in the case of

Contract Owners who buy the rider after the Contract was issued. In such a case, would Premium Payments received prior to purchase of the rider count in the reset?

b. *Future6*

    i. In the subsection "How is the charge for the riders calculated?", please substitute the term "rider" for "riders" as this section addresses only the Future6 rider.

    ii. Withdrawal Base (p. 36): In the first sentence of the paragraph beginning "On each Contract Anniversary….", please clarify whether the Contract Value is minus any applicable Premium Based Charges.

c. *Daily Lock Income Benefit*

Withdrawal Base and Anniversary Withdrawal Base (p. 42): In the paragraph beginning "On each Valuation Day….", please clarify whether the Contract Value referred to in line "B" is minus any applicable Premium Based Charges.

12. Appendix A

a. *Premium Based Charges Examples (App A-7)*: Please state in the headings that these examples apply only to Class B and Class L shares.

b. *Death Benefit Examples (generally) (App A-8 – A-14):* For each example that assumes Contract performance, please include a footnote similar to the one that appears in MAV Example 1, footnote 4 (on page A-9).

c. *Legacy Lock Examples (App A-9 and A-10)*:

    i. In the introduction to Example 1 and in column three of the Example, please define the term "Return of Premium." If this term is intended to mean "Return of Premium Death Benefit", as stated in section 5.d. of the prospectus, please so state. If not, please define this term in the Example and/or in the Glossary.

    ii. According to the disclosure in section 5.b., it appears that Return of Premium Death Benefit will always be equal to or greater than Contract Value. Therefore, please explain supplementally how the "Contract Value" component of Example 1 is generally greater than the "Return of Premium" component of the same Example.

d. *Maximum Daily Value Examples (App A-10):* In note (2) to Example 1, please replace "greatest" with "greater."

13. Statement of Additional Information (p. 3)

Please ensure that ensure that the formula used to calculate the yield is consistent with the formula prescribed in item 22(b)(ii) of Form N-4. (*i.e.*, "a – b" should be in the numerator of the formula.)

14. Power of Attorney

Please note that this power of attorney does not confer authority to execute pre- or post-effective amendments. In addition, the power of attorney does not confer authority to execute this registration statement under the Investment Company Act of 1940.

15. Tandy Representations

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to the registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that
- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

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Responses to these comments should be made in a letter to me filed over the EDGAR system and in a pre-effective amendment to the registration statement. If you believe that you do not need to amend the registration statement in response to a comment; please explain your position in the letter.

Although we have completed an initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, the staff reserves the right to comment further on any pre-effective amendment to the registration statement. After all issues have been resolved, the registrant and its underwriter must both request that the effective date of the registration statement, as amended, be accelerated.

If you have any questions, please call me at (202) 551-6776. Additionally, copies of documents or letters filed on EDGAR may be emailed to me at skeensd@sec.gov or transmitted by facsimile to (202) 772-9285. Mail or deliveries should be addressed to the Securities and Exchange Commission, 100 F St. N.E., Washington, D.C. 20549-8629.

Sincerely,

Deborah D. Skeens
Senior Counsel
Office of Insurance Products

cc: Sarah M. Patterson, Esq.